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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 22)*

                             Wm. Wrigley Jr. Company
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   982526 10 5
        ---------------------------------------------------------------
                                (CUSIP Number)

                  Raymond H. Drymalski, Bell, Boyd & Lloyd LLC
                         70 West Madison Street, #3300
                    Chicago, Illinois 60602, (312) 372-1121
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 31, 2001
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13f-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages

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                                 SCHEDULE 13D
CUSIP No. 982526 10 5                                     PAGE 2 of 7 Pages
         -----------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON:
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only):

      Edna Jean Offield
      Not applicable
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS:
 4    Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6    United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER:
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER:
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER:
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER:
       WITH          10   0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11    0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13    0.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
14    IN (Deceased 3/31/01)
------------------------------------------------------------------------------

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PAGE  3  of  7   Pages

     This Amendment No. 22 relates to the joint statement on Schedule 13D, dated October 18, 1991, as previously amended and as amended hereby (the "Statement"), of Edna Jean Offield ("EJO" or the "reporting person"), James S. Offield ("JSO") and Paxson H. Offield ("PHO") relating to the Common Stock, no par value (the "Common Stock"), of the Wm. Wrigley Jr. Company (the "Company"). Pursuant to transactions described in prior amendments to this Statement, each of JSO and PHO ceased to be a beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company. Unless otherwise defined herein, all capitalized terms used but not defined herein shall have the meanings given them in the joint statement filed October 18, 1991 or any previous amendment. Except as amended hereby, the information set forth in the Statement remains true, complete and correct.

Item 3.  Source and Amount of Funds or Other Consideration.

     Not Applicable

Item 4.  Purpose of Transaction.

     The reporting person died on March 31, 2001 and thereby ceased to be the beneficial owner of more than five percent of the Common Stock of the Company. The specific transactions through which the reporting person ceased to be the beneficial owner of shares of Common Stock of the Company are described in Item 5(c)(ii).

     Prior to her death, the reporting person effected the transfer of shares of Common Stock specified in Item 5(c)(i) for tax planning purposes and to decrease her equity position in the Company. As previously reported under
Item 5(b) of the Original Statement, the nature of the reporting person's beneficial ownership of shares of Common Stock varied. However, regardless of the nature of the reporting person's beneficial ownership of shares, all shares of Common Stock reported by this Statement as having been beneficially owned by her were held for investment purposes. Except as described in the preceding sentence, prior to her death, the reporting person had no plans or proposals which related to or would have resulted in any of the events described in paragraphs (a) through (j) set forth under Item 4 of Schedule 13D.

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PAGE  4  of  7  Pages

Item 5.  Interest in Securities of the Issuer.

     (a) Shares of Class B Common Stock, no par value ("Class B Stock"), of the Company are convertible at any time into shares of Common Stock on a share for share basis, are entitled to ten votes per share and are subject to restrictions on transfer. Because of the conversion feature of the Class B Stock, rule 13d-3(d) under the Securities Exchange Act of 1934, as amended, requires that the shares of Class B Stock beneficially owned by the reporting person be treated as shares of Common Stock for purposes of this Statement. The following table sets forth, with respect to the reporting person (i) the aggregate number of shares of Common Stock, including Class B Stock, beneficially owned, and (ii) the approximate percentage of outstanding shares of Common Stock beneficially owned.

                    Shares of
                    Common Stock, including
      Reporting     Class B Stock,              Percentage
      Person        Beneficially Owned          Owned
     ----------     ------------------          ---------
     EJO             0                           0.0%



     (b) The following table sets forth, with respect to the reporting person, the number of shares of Common Stock, including Class B Stock, as to which the reporting person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition, and (iv) shared power to dispose or direct the disposition:

                  Sole           Shared            Sole             Shared
   Reporting     Voting          Voting         Dispositive       Dispositive
     Person       Power         Power(F1)          Power           Power(F1)
    --------    ---------      -----------       ---------        ---------
      EJO       0              0                 0                0

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PAGE  5  of  7   Pages

     (c) The reporting person effected the following transactions in the Common Stock of the Company since Amendment No. 21 was filed:



(i)
                                                       Type of
           Date         Amount          Price        Transaction
         -------       --------        -------      --------------
         1/23/01        20,000          $0.00        Conversion of
                                                     Class B into
                                                     Common Stock

         2/21/01        20,000          $0.00        Conversion of
                                                     Class B into
                                                     Common Stock


(ii) On March 31, 2001, the reporting person died and the shares of Common Stock previously reported as beneficially owned by the reporting person were distributed pursuant to the terms of her will. As a result, the reporting person ceased to be the beneficial owner of the 5,105,066 shares of Common Stock reported to be owned by her in Amendment No. 21.

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PAGE  6  of  7   Pages


     (e) The reporting person died on March 31, 2001 and the shares of Common Stock previously reported as beneficially owned by the reporting person were distributed pursuant to the terms of her will. As a result, the reporting person ceased to be the beneficial owner of more than five percent of the Common Stock of the Company.

____________________

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PAGE  7 of  7 Pages

                                    Signature

     After reasonable inquiry, the undersigned certify that the information set forth in this Statement, or amendment thereto, is true, complete and correct.

Dated:  October 23, 2001
                                     The Northern Trust Company, Trustee of the
                                     Edna Jean Offield Trust

                                     /s/ Richard R. Miller
                                     ----------------------------------------
                                     By: Richard R. Miller
                                     Title: Senior Vice President